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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **JWTT, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1231 NW HOYT STREET, SUITE 206
(No. and Street)

PORTLAND	**OR**	**97209**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS THIEL **971-323-0700**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.





State of Oregon Notarial Certificate (ORS Ch. 194.280, 194.285)

Verification on Oath or Affirmation

State of OREGON

County of Multnomah

Signed and sworn to (or affirmed) before me on (date) February 21, 20 20

by (name(s) of individuals making statement) Thomas A. Thiel.

Robyn V. Torres

Notary Public - State of Oregon

Official Stamp

OFFICIAL STAMP
ROBYN V TORRES
NOTARY PUBLIC - OREGON
COMMISSION NO. 993058
MY COMMISSION EXPIRES OCTOBER 23, 2023

Document Description

This certificate is attached to page 2 of a Annual Audited Report (title or type of document), dated Dec. 31, 20 19, consisting of 11 pages.

OFFICIAL STAMP
ROBYN V TORRES
NOTARY PUBLIC - OREGON

OATH OR AFFIRMATION

I, **THOMAS THIEL** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **JWTT, INC.** , as of **DECEMBER** **31,** **2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____
Signature

PRESIDENT
Title

_____
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JWTT, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

JWTT, INC.

CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of JWTT, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JWTT, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of JWTT, Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JWTT, Inc.'s management. Our responsibility is to express an opinion on JWTT, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JWTT, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as JWTT, Inc.'s auditor since 2019.

Maitland, Florida

February 17, 2020

JWTT, INC.

STATEMENT OF FINANCIAL CONDITION
<u>DECEMBER 31, 2019</u>

ASSETS

Cash and cash equivalents	$ 1,592,309
Clearing deposits	350,000
Receivables from clearing organization	115,883
Securities owned, at current market value	1,914,939
Lease right-of-use asset	49,011
Prepayments, Fixed Assets, and Other Assets	31,032
Total Assets	**$ 4,053,174**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Payable to clearing organization	$ 8,762
Accounts payable	33,450
Accrued liabilities	23,916
Securities sold, not yet purchased	7,874
Total Current Liabilities	74,002

Long-Term Liabilities

Subordinated loan, revolving	700,000
Lease liability	49,011
Total Long-Term Liabilities	749,011
Total Liabilities	823,013

Stockholders' Equity

Common stock	$ 2,800,000
Retained earnings	430,161
Total Stockholders' Equity	3,230,161
Total Liabilities and Stockholders' Equity	**$ 4,053,174**

The accompanying notes are an integral part of these financial statements.

JWTT, INC.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Nature of Business

JWTT, Inc. (the "Company"), an Oregon corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's offices are located in Portland, Oregon, and the Company provides brokerage and market making services, and the private placement of securities. The Company was formed in 2018 and approved to conduct a securities business in August of 2019. The Company generated its first revenues in September of 2019.

2. Accounting Updates Adopted

The Company adopted ASU 2016-02, *Right-of-Use Asset and Lease Liability* on December 31, 2019. The standard is effective for annual and interim periods beginning after December 15, 2019. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. See additional information under *Commitments and Contingencies*, below.

In August 2018, ASU 2018-13, *Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement* was issued. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurements for all entities, requiring public entities (including broker-dealers) to disclose certain new information and modifying some disclosure requirements. The standard is effective for annual and interim periods beginning after December 15, 2019.

3. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

The accompanying notes are an integral part of these financial statements.   5

Accounts Receivable

Accounts receivable consists solely of commissions on securities transactions and other fees due the Company from its clearing organization. Clearing firms are registered securities dealers and are subject to net capital and financial compliance obligations. Management performs periodic credit evaluations of its clearing organization and its customers' financial condition and generally does not require collateral. Estimated credit losses are recorded as an allowance against accounts receivable and are based on management's estimates as a result of its evaluation of the collectability of accounts receivable based on customer financial condition, economic conditions and other factors. Accounts are written off when deemed uncollectible by management. The Company has not experienced material credit losses and no allowance for doubtful accounts was required for December 31, 2019.

Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified this office space lease as an operating lease. The lease does not contain renewal options and does not include termination options for either party to the lease, or restrictive financial covenants or other covenants. Payments due under the Company's office space lease include fixed payments plus variable payments. The variable payments include Company's proportionate share of the building's property taxes, insurance, and common area maintenance. The variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported on the balance sheet as of December 31, 2019 were as follows:

Operating lease ROU asset	$49,011
Operating lease liability	49,011

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment, net, consists of the following at December 31, 2019:

Furniture and Fixtures	$	6,811
Office Equipment		8,939
Computer Equipment		5,183
Less Accumulated Depreciation		2,642
Total	$	18,291

Revenue Recognition

The Company's revenues consist primarily of profit or loss on market making transactions; commissions on securities transactions with customers; and success fees on capital raised for bank issuers for whom the Company has agreed to act as agent for the private placement of securities on a best-efforts basis.

The Company recognizes revenues from marketing making and securities transactions with customers on the trade date. Revenues from success fees on private placements are recognized when the Company has referred an investor to an issuer and the issuer has both accepted that investor's subscription and received funds. Revenues from market making are identified as either realized or unrealized. Securities positions

held in the Company's market maker inventory are marked to market daily and the Company's financial statements reflect the month-end value of the securities. In all cases, the Company recognizes revenues when the promised goods or services are delivered to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those goods or services when significant reversal of such amounts is not probable. Trading and sales costs are recognized as incurred in the relevant expense line items, including when reimbursed. The Company has elected the practical expedient allowing the recognition of the incremental costs of obtaining a contract as an expense when incurred. The Company does not have any accrued contract costs as of December 31, 2019.

The Company's revenues are not concentrated by client though the Company transacts business only in the securities of community banks. A significant economic downturn could result in material depression of community bank stock valuations, as well as reduced interest in purchasing these securities. The Company's revenues are materially dependent on transaction volume.

Fair Value Measurements

The Company follows ASC Topic 820, Fair Value Measurements (ASC Topic 820). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

> Level I – Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

> Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

> Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded. The Company's valuation of securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining the fair value. Individuals outside of the trading departments perform independent pricing verification reviews, though this review is inherently limited by the Company's size and the fact that its principal officers are also its traders. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Fair Value of Financial Instruments

The following table summarizes the fair value of financial instruments as of December 31, 2019:

	Level I	**Level II**	**Level III**	Total
Clearing Deposits: US Government and Agency Obligations with less than 90 days to maturity	$ 350,000	-	-	$ 350,000
Securities Owned: Other Securities (Corporate Stocks)	1,914,939	-	-	1,914,939
Securities sold, not yet purchased: Other Securities (Corporate Stocks)	7,874	-	-	7,874
	$ 2,272,813	-	-	$ 2,272,813

Income Taxes

The Company is an Oregon corporation and has made the S-corporation election for federal income tax purposes. The Company passes corporate income, losses, deductions and credits through to its shareholders. Accordingly, no provision has been made for state or federal income taxes in the accompanying financial statements.

Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was February 17, 2020. On January 17, 2020, a profit distribution was made to the Company's shareholders in the aggregate amount of $430,000. The distribution was made in conformity with Rule 15c3-1 of the Securities Exchange Act of 1934 and FINRA Rule 4110. The distribution resulted in reduction of regulatory net capital and excess regulatory net capital by $430,000. Accordingly, the Company had regulatory net capital of approximately $3,146,415 and excess regulatory net capital of approximately $2,146,415 following the distribution. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

4. Related Party Transactions

The Company's shareholders contracted with Precedent Consulting, Inc. ("Precedent") in late 2018 to complete the Company's registration as a broker-dealer and its membership with FINRA. The Company obtained all regulatory approvals in August of 2019. Two shareholders of Precedent agreed to serve as the

Company's directors and officers until the Company's shareholders could assume these roles post regulatory approval. The Company's shareholders became the controlling officers in September of 2019 and the Company's sole directors in December of 2019. Under the terms of the consulting agreement with Precedent, Precedent was paid approximately $76,500 in consulting fees in 2019. The two Precedent shareholders remain regulatory principals of the Company and one remains a Vice President, though without authority to disburse funds. The Company expects the arrangement with Precedent serving as principals to continue through April 2020 and to then be substantially reduced.

5. Revolving Credit Line Subordinated to the Claims of Creditors

In October of 2019, the Company entered into a revolving bank line of credit under a satisfactory subordination agreement ("Subordinated Loan"). Subordinated Loans must be approved by FINRA, are subordinated to the claims of creditors, and may be re-paid only upon satisfaction of certain conditions, including the Company's continued compliance with specific minimum net capital requirements. The Company's credit limit is $2 million. The Company pays a variable rate of interest on the funds advanced. At December 31, 2019, the Company had borrowed $700,000 with an interest rate of 4.75%.

6. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $3,576,415 and $1,000,000 respectively. The net capital was in excess of the required net capital level by $2,576,415. The Company's net capital ratio (aggregate indebtedness to net capital) was .185 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 8 to 1 in its first year of operation, or 15 to 1 thereafter.

7. Commitments and Contingencies

The Company has a non-cancelable operating lease at its primary office through December 2023. In accordance with ASU No. 2016-02, the Company recognizes a right-of-use (ROU) lease asset and lease liability on the Statement of Financial Condition for any leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment. In calculating its discount rates, the Company takes into consideration its current financing arrangement on a secured (i.e., collateralized) basis. Other than the lease commitment noted above, as of December 31, 2019, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation.